02033940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:May 6, 2002

CEMEX, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Ave. Constitución 444 Pte. Monterrey, Nuevo León, México 64000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

This report on Form 6-K shall be deemed to be incorporated by reference into (i) CEMEX, S.A. de C.V.'s ("CEMEX") Registration Statement on Form F-3 (Registration No. 333-86700) filed with the Securities and Exchange Commission (the "Commission") on April 19, 2002, (ii) CEMEX's Post-Effective Amendment No. 1 on Form F-3 to its Registration Statement on Form F-1 (Registration No. 333-11382) filed with the Commission on December 20, 2000, (iii) CEMEX's Registration Statement on Form S-8 (Registration No. 333-86090) filed with the Commission on April 11, 2002, (iv) CEMEX's Registration Statement on Form S-8 (Registration No. 333-83962) filed with the Commission on March 7, 2002 and (v) CEMEX's Registration Statement on Form S-8 (Registration No. 333-13970) filed with the Commission on September 20, 2001, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Contents

Please note that this report on Form 6-K should be read in conjunction with CEMEX's annual report on Form 20-F for the year ended December 31, 2001, which was filed with the Commission on April 8, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A. de C.V.
(Registrant)

Date: May 6, 2002

By: [signature]
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1	CEMEX's 2002 First Quarter Results

EXHIBIT 1

CEMEX, S.A. de C.V.
2002 First Quarter Results

References herein to "CEMEX," "we," "us" or "our" refer to CEMEX, S.A. de C.V., a Mexican corporation, and its consolidated subsidiaries. References herein to "U.S.$" and "Dollars" are to U.S. Dollars, and, unless otherwise indicated, references to "Ps" and "Pesos" are to constant Mexican Pesos as of March 31, 2002. The information set forth below contains convenience translations of Peso amounts into Dollars at an exchange rate of Ps9.02 to U.S.$1.00, the CEMEX accounting rate as of March 31, 2002. The noon buying rate for Pesos on March 31, 2002 was Ps9.0005 to U.S.$1.00.

On April 22, 2001, CEMEX announced its results for the first quarter of 2002. The following table contains a summary of CEMEX's preliminary unaudited consolidated financial results as of and for the three month periods ended March 31, 2001 and 2002. The interim results of operations for the three month period ended March 31, 2002 are not necessarily indicative of operating results to be expected for the entire fiscal year. Following the table is a discussion of CEMEX's results for the first quarter of 2002.

	Unaudited		
	As of and for the Three Months Ended March 31,		
	2001	2002	2002
	(in millions of constant Pesos as of March 31, 2002 and Dollars, except share and per share amounts		
Income Statement Information:			
Net sales	Ps 14,901	Ps 14,171	U.S.$ 1,571.0
Cost of sales(1)	(8,361)	(7,807)	(865.5)
Gross profit	6,540	6,364	705.5
Operating expenses	(2,865)	(3,477)	(385.5)
Operating income	3,675	2,887	320.0
Comprehensive financing income (cost), net(2)	352	549	60.9
Other income (expense), net	(678)	(815)	90.4
Income before income tax, business assets tax, employees' statutory profit sharing and equity in income of affiliates	3,524	3,024	335.2
Minority interest	503	182	20.2
Majority interest net income	2,605	2,523	279.7
Earnings per share(3)(4)	2.32	2.45	0.27
Number of shares outstanding(3)	4,170	4,387	4,387
Balance Sheet Information:			
Cash and temporary investments	2,739	3,675	407.4
Net working capital investment(5)	9,507	8,649	958.9
Property, machinery and equipment, net	82,477	80,674	8,943.9
Total assets	149,103	149,990	16,628.6
Short-term debt	28,646	21,000	2,328.1
Long-term debt	32,443	39,636	4,394.3
Minority interest(6)	49.648	60,972	6,759.6
Stockholders' equity (excluding minority interest)(7)	49,648	60,972	6,759.7
Book value per share(4)	11.91	13.90	1.54
Other Financial Information:			
Operating margin	24.7%	20.4%	20.4%
EBITDA(8)	4,811	4,278	473.2
Ratio of EBITDA to interest expense, capital securities dividends and preferred equity dividends(9)	2.9	2.7	2.7
Investment in property, machinery and equipment, net	1,036	618	68.5
Depreciation and amortization	1,760	3,118	345.7
Net resources provided by operating activities(10)	4,047	4,001	443.6

(footnotes on next page)

(1) Cost of sales includes depreciation.

(2) Comprehensive financing income (cost), net, includes financial expenses, financial income, gain (loss) on marketable securities, foreign exchange result, net and monetary position result.

(3) Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.

(4) Earnings per share are calculated based upon the weighted average number of shares outstanding during the period.

(5) Net working capital investment equals trade receivables plus inventories less trade payables.

(6) In connection with the preferred equity transaction relating to the financing of our acquisition of Southdown, Inc., now CEMEX, Inc., the balance sheet item minority interest at March 31, 2002 and 2001 include liquidation amounts of U.S.$0.65 billion (Ps5.9 billion) and U.S.$1.5 billion (Ps14.2 billion), respectively, of issued preferred equity. In addition, minority interest net income in the first three months of 2002 and 2001 includes preferred dividends in the amount of approximately U.S.$6.1 million (Ps55.9 million) and U.S.$30 million (Ps288.5 million), respectively. In February 2002, we refinanced this transaction, as a result of which we redeemed U.S.$250 million of the outstanding preferred equity and extended the termination date on the remaining U.S.$650 million with U.S.$195 million due in February 2004 and U.S.$455 million due in August 2004.

(7) In December 1999, we entered into forward contracts with a number of banks, initially covering 21,000,000 ADSs. These ADSs are considered to have been sold to the banks, and, therefore, future changes in the fair value of the ADSs will not be recorded until settlement. When we repurchase the ADSs upon settlement, the purchase price of the forward contracts relating to our ADSs will be recorded as a decrease in stockholders' equity.

(8) EBITDA equals operating income before amortization expense and deprecation. Amortization of goodwill is not included in operating income, but instead is recorded in other income (expense). We present EBITDA because it is used by some investors to measure a company's ability to service debt and is included herein as a convenience only and may not be comparable to similarly titled measures reported by other companies. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of operating performance or to cash flows from operations as a measure of liquidity.

(9) Capital securities dividends consist of accrued dividends on U.S.$250 million aggregate liquidation amount of 9.66% Putable Capital Securities issued by one of our subsidiaries in May 1998. In March 2002, we launched a tender offer for the capital securities, which expired on April 17, 2002 with approximately U.S.$183.75 in aggregate liquidation amount having been tendered and accepted in the offer.

(10) Net resources provided by operating activities equals majority interest net income plus items not affecting cash flow plus investment in working capital excluding effects from acquisitions. In accordance with Mexican GAAP, operating activities include gain andoss from trading in marketable securities, including realized gain or loss from trading in our capital stock.

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

Net Sales

Our sales decreased 5% from Ps14,902 million in the first quarter of 2001 to Ps14,171 million in the first quarter of 2002. The decrease was attributable to lower volumes in Mexico and other markets reflecting fewer business days versus the same period last year as a result of the earlier occurrence of religious holidays, which last year took place during the second quarter. Our worldwide cement sales volumes increased 1%, from 13.9 million tons in the first quarter of 2001 to 14.1 million tons in the first quarter of 2002. Our worldwide ready-mix concrete sales volumes decreased 10%, from 4.4 million cubic meters in the first quarter of 2001 to 3.9 million cubic meters in the first quarter of 2002.

Our Mexican operations' domestic gray cement sales volumes decreased 5.8% in the first quarter of 2002 compared to the first quarter of 2001. Our Mexican operations' ready-mix concrete sales volumes increased 2% in the first quarter of 2002 compared to the first quarter of 2001. The decrease in domestic cement sales volumes was primarily attributable to a weak construction sector that continues to be affected by a slowdown in economic growth and restricted public spending, as well as the earlier occurrence of religious holidays, which resulted in fewer shipping days in the first quarter of 2002 compared to the first quarter of 2001. The increase in ready-mix concrete sales volumes resulted primarily from an increase in municipal works spending. Our Mexican operations' cement export volumes, which represented 8% of our Mexican cement sales volumes in the first quarter of 2002, decreased 20% in the first quarter of 2002 compared to the first quarter of 2001, primarily attributable to a stronger Mexican Peso and the earlier occurrence of religious holidays. Of our Mexican operations' cement export volumes during the first quarter of 2002, 67% was shipped to North America, 20% to Central America and South America and 12% to the Caribbean. The average cement price in Mexico decreased 6% in constant Peso terms in the first quarter of 2002 compared to the first quarter of 2001, and the average ready-mix concrete price decreased 9% in constant Peso terms over the same periods.

Our United States operations' cement sales volumes, which include cement purchased from our other operations, remained flat in the first quarter of 2002 compared to the first quarter of 2001. Ready-mix concrete sales volumes increased 4% during the same period. Residential construction growth in the United States remained stable while industrial and commercial construction declined as a result of continued weakness in the manufacturing and commercial sectors. The cement-intensive public works sector, in particular highway construction, is still the strongest source of cement demand. The south-central region showed positive cement demand growth, while demand in the Midwest was affected by unfavorable weather conditions, mostly during the month of March. Our United States operations' average sales price of cement decreased 1% in Dollar terms in the first quarter of 2002 compared to the first quarter of 2001, and the average price of ready-mix concrete increased 3% in Dollar terms over the same periods.

Our Spanish operations' domestic cement sales volumes increased 2% in the first quarter of 2002 compared to the first quarter of 2001, and ready-mix concrete sales volumes increased 7% in the first quarter of 2002 compared to the first quarter of 2001. The increase in sales volumes resulted primarily from an increase in public works spending. Our Spanish operations' cement export volumes, which represented 3% of our Spanish cement sales volumes in the first quarter of 2002, decreased 14% in the first quarter of 2002 compared to the first quarter of 2001. Of our Spanish operations' total cement export volumes during the first quarter of 2002, 44% was shipped to North America, 31% to Africa and 25% to Europe and Asia. Our Spanish operations' average domestic sales price of cement increased 2% in Euro terms in the first quarter of 2002 compared to the first quarter of 2001, and the average sales price of ready-mix concrete increased 1% in Euro terms, as a result of strong domestic demand.

Our Venezuelan operations' domestic cement sales volumes decreased 9% in the first quarter of 2002 compared to the first quarter of 2001, and ready-mix concrete sales volumes decreased 11% in the first quarter of 2002 compared to the first quarter of 2001. The decreases in sales volumes were primarily attributable to a decline in public infrastructure spending and weaker demand from the self-construction sector due to lower real disposable income as a result of stable wages and increased inflation, as well as a tense political climate. Our Venezuelan operations' cement export volumes, which represented 49% of our Venezuelan cement sales volumes in the first quarter of 2002, decreased 20% in the first quarter of 2002 compared to the first quarter of 2001, primarily as a result of the reduction of exports due to the economic situation of the countries to which we export. Of our

Venezuelan operations' total cement export volumes during the first quarter of 2002, 52% was shipped to North America and 47% to Central America and the Caribbean. Our Venezuelan operations' average domestic sales price of cement decreased 3% in constant Bolivar terms in the first quarter of 2002 compared to the first quarter of 2001, and the average sales price of ready-mix concrete increased 1% in constant Bolivar terms over the same periods.

Our Colombian operations' domestic cement sales volumes decreased 13% in the first quarter of 2002 compared to the first quarter of 2001, and ready-mix concrete sales volumes decreased 31% in the first quarter of 2002 compared to the first quarter of 2001. The decreases in sales volumes were primarily attributable to a reduction in construction activity, as a result of slower economic activity, higher unemployment and a tense political climate. Cement demand in the self-construction sector declined, while the low-income housing and residential sectors showed slight growth in cement consumption. Our Colombian operations' average sales price of cement increased 8% in Colombian Peso terms in the first quarter of 2002 compared to the first quarter of 2001, and the average sales price of ready-mix concrete increased 6% in Colombian Peso terms over the same periods.

Our Central American and Caribbean operations consist of our operations in the Dominican Republic, Nicaragua, Panama and Costa Rica, as well as our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Venezuela and Mexico. Our Central American and Caribbean operations' domestic cement sales volumes decreased approximately 2% in the first quarter of 2002 compared to the first quarter of 2001. Excluding our trading operations in the Caribbean region, our Central American and Caribbean operations' domestic cement sales volumes decreased approximately 4% in the first quarter of 2002 compared to the first quarter of 2001. Our Central American and Caribbean operations' ready-mix concrete sales volumes increased approximately 4% in the first quarter of 2002 compared to the first quarter of 2001, mainly attributable to our Panamanian operations, which increased 5% during the first quarter of 2002, and a 3% increase in volumes in the Dominican Republic during the same period. In addition, our Caribbean region trading operations' cement sales volumes increased approximately 6% in the first quarter of 2002 compared to the first quarter of 2001. Continued demand from public infrastructure projects, as well as private commercial and tourist developments, have positively affected our operations in this region. Our Central American and Caribbean operations' average domestic sales price of cement remained stable in the first quarter of 2002 compared to the first quarter of 2001.

Our Philippine operations' domestic cement sales volumes increased 30% in the first quarter of 2002 compared to the first quarter of 2001, primarily as a result of our increased market share due to weaker competition from imports, which represented approximately 4% of the Philippine cement market during the first quarter of 2002 compared to approximately 16% for the first quarter of 2001. The construction sector of the economy remained weak as a result of reduced public spending and cautious investor sentiment. Our Philippine operations' average domestic sales price of cement decreased 7% in Philippine Peso terms in the first quarter of 2002 compared to the first quarter of 2001.

Our Thai operations include Saraburi, which we acquired in May 2001 through CEMEX Asia Holdings, Ltd., our 77.4%-owned subsidiary. Accordingly, Saraburi's results of operations were not consolidated into our results of operations for first quarter of 2001. Our Thai operations had net sales of U.S.$4.1 million and an operating loss of U.S.$2.2 million in the first quarter of 2002. Cement prices in Thailand are indirectly controlled by the Thai government.

Our Egyptian operations' domestic cement sales volumes increased 17% in the first quarter of 2002 compared to the first quarter of 2001, primarily as a result of increased sales in southern Egypt, in which we had no presence in the first quarter of 2001, and successful marketing programs. Public spending in Egypt remained stable during the first quarter of 2002 while the private sector remained depressed. Our Egyptian operations' average sales price of cement remained stable during the first quarter of 2002 compared to the first quarter of 2001. Egyptian cement prices are indirectly controlled by the Egyptian government as a result of the government's control of almost 50% of the industry's capacity.

Cost of Sales

Our cost of sales, including depreciation, decreased 7% from Ps8,362 million in the first quarter of 2001 to Ps7,807 million in the first quarter of 2002, primarily attributable to a cost reduction effort to improve our operations. As a percentage of sales, cost of sales decreased from 56% in the first quarter of 2001 to 55% in the first quarter of 2002.

Gross Profit

For the reasons mentioned above, our gross profit decreased by 3% from Ps6,540 million in the first quarter of 2001 to Ps6,364 million in the first quarter of 2002. Our gross margin increased from 44% in the first quarter of 2001 to 45% in the first quarter of 2002 primarily as a result of our cost reduction effort.

Operating Expenses

Our operating expenses increased 21% from Ps2,865 million in the first quarter of 2001 to Ps3,477 million in the first quarter of 2002, primarily as a result of investments in information technology, aimed to lower our costs and make our business process more efficient and of increased efforts to strengthen our commercial and distribution network worldwide. As a percentage of sales, our administrative and selling expenses increased from 19% in the first quarter of 2001 to 25% in the first quarter of 2002.

Operating Income

For the reasons mentioned above, our operating income decreased 21% from Ps3,675 million in the first quarter of 2001 to Ps2,887 million in the first quarter of 2002.

Comprehensive Financing Income (Cost)

Comprehensive financing income (cost) can have a significant effect on the financial statements of a company in periods of high inflation or significant currency devaluation. Pursuant to Mexican GAAP, income statements are required to present all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, all effects are listed under comprehensive financing income (cost) and include:

- financial expense on borrowed funds;
- financial income on cash and temporary investments, appreciation or depreciation of marketable securities and the realized gain or loss from the sale of investments;
- foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and
- gains and losses resulting from having monetary liabilities or assets exposed to inflation.

	Three Months Ended March 31,	
	2001	2002
	(in millions of constant Pesos)	
Net comprehensive financing income (cost):		
Financial expense	Ps (1,110)	Ps (716)
Financial income	49	144
Foreign exchange gain (loss), net	673	372
Gain (loss) on valuation of marketable securities and other Investments	176	403
Monetary position gain	740	749
Net comprehensive financing income (cost)	Ps 352	Ps 549

Our net comprehensive financing income (cost) increased from Ps352 million in the first quarter of 2001 to Ps549 million in the first quarter of 2002. The components of the net increase are set forth below. Our financial expense was Ps716 million for the first quarter of 2002, a decrease of 36% from Ps1,110 million in the first quarter of 2001. The decrease was primarily attributable to lower average interest rates and debt reduction. Our financial income increased 192% from Ps49 million in the first quarter of 2001 to Ps144 million in the first quarter of 2002 as a result of a higher level of investments in fixed rate instruments due to international market conditions. Our net foreign exchange results decreased to a gain of Ps372 million in the first quarter of 2002 from a gain of Ps673 million the first quarter of 2001. The foreign exchange gain in the first quarter of 2002 is primarily attributable to an appreciation of the Peso against the Dollar as compared to the foreign exchange gain in first quarter of 2001, which was primarily attributable to the depreciation of the Japanese Yen. Our gain (loss) from valuation of marketable securities increased from a gain of Ps176 million in the first quarter of 2001 to a gain of Ps403 million in the first quarter of 2002, attributable primarily to changes in the market price of our investments and derivative instruments. Our monetary position gain increased from Ps740 million during the first quarter of 2001 to Ps749 million during the first quarter of 2002, as a result of the increase in the weighted average inflation index in the first quarter of 2002 compared to the same period in 2001.

Other Expenses, Net

Our other expenses, net for the first quarter of 2002 were Ps815 million, a 20% increase from Ps678 million in the first quarter of 2001. The increase was primarily attributable to a non-recurring expense we recorded in the first quarter of 2002 as a result of our termination in March 2002 of our Taiwan distribution agreement with Universal Company, which we entered into in March 2000.

Income Taxes, Business Assets Tax and Employees' Statutory Profit Sharing

Our tax expense, consisting of income taxes and business assets tax, decreased from Ps383 million in the first quarter of 2001 to Ps324 million in the first quarter of 2002. Our average statutory income tax rate in the first quarter of 2001 was approximately 35%. Our effective tax rate was 11.5% in the first quarter of 2002 compared to 13.1% in the first quarter of 2001. Employees' statutory profit sharing decreased from Ps77 million during the first quarter of 2001 to Ps25 million during the first quarter of 2002. As in the first quarter of 2001, we were able to benefit from the differences between the book and tax inflation in the first quarter of 2002. As a result of recent tax law changes, we will not be able to take advantage of this benefit in future periods.

In 2000, we adopted the provisions of Bulletin D-4 "Income Tax, Business Assets Tax and Employees' Profit Sharing" issued by the Mexican Institute of Public Accountants. Beginning January 1, 2000, companies reporting under Mexican GAAP are required to provide for deferred taxes using the balance sheet methodology. Under this methodology, deferred tax assets or liabilities are recognized by applying the statutory tax rate to the net amount of temporary differences between the book value of assets and liabilities as compared to the corresponding value for tax purposes, applying when available the tax loss carry-forwards, as well as the business asset tax balances or other tax credits to be recovered.

Majority Interest Net Income

Majority interest net income represents the difference between our consolidated net income and minority interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-affiliated third parties hold interests. Changes in minority interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-affiliated third parties as of the end of each month during the relevant period and consolidated net income attributable to those subsidiaries.

For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for the first quarter of 2002 decreased 13%, from Ps3,109 million in the first quarter of 2001 to Ps2,705 million in the first quarter of 2002. The percentage of our consolidated net income allocable to minority interest decreased from 16.2% in the first quarter of 2001 to 6.7% in the first quarter of 2002, primarily as a result of our prepayment of a portion of the preferred equity balance of the preferred equity transaction related to the fianancing of our acquisition of Southdown Inc., now CEMEX Inc., lower interest rates in the market and a depreciation of the Venezuelan Bolivar. Majority interest net income decreased by 3%, from Ps2,606 million in the first quarter of 2001 to Ps2,523 million in the first quarter of 2002. As a percentage of net sales, majority interest net income increased from 17.5% in the first quarter of 2001 to 17.8% in the first quarter of 2002.

Recent Developments

In April 2002, we successfully completed cash tender offers for our outstanding 12¾% Notes due 2006 and the 9.66% Putable Capital Securities issued by our indirect subsidiary, CEMEX International Capital LLC. Pursuant to the tender offers, which expired on April 17, 2002, holders of the 12¾% Notes tendered U.S.$208,367,000 aggregate principal amount of 12¾% Notes, representing approximately 69.5% of the total 12¾% Notes outstanding, and holders of the Putable Capital Securities tendered U.S.$183,759,000 aggregate liquidation amount of Putable Capital Securities, representing approximately 73.5% of the total Putable Capital Securities outstanding. The requisite holders of the Notes and Capital Securities also authorized certain amendments to the respective indentures governing the Notes and Capital Securities, including the elimination or amendment of several restrictive covenants, in related consent solicitations that expired on April 3, 2002.

In addition, pursuant to a seperate consent solicitation, which expired on April 17, 2002, we received the requisite consents from holders of our 9.625% Notes due 2009 to effect amendments to the indenture governing the 9.625% Notes similar to the amendments to the indentures governing the 12¾% Notes and the Putable Capital Securities approved by the holders thereof, as described above.

On April 12, 2002, we issued two additional tranches under a Mexican domestic medium term promissory notes program established in November 2001, consisting of (i) a five-year Ps759 million tranche in nominal pesos at a peso-fixed rate of 10.55% per annum and (ii) a three-year Ps500 million tranche in nominal pesos at a rate per annum equal to the 91-day Mexican treasury rate (CETES) plus 115 basis points. Both transactions were swapped into Dollars through derivatives into a Dollar rate of less than LIBOR +1%.